

S 19007671

DB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gordian Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 17th Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron   (516) 287-2726

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – if individual, state last, first, middle name)

375 Passaic Avenue	**Fairfield**	**NJ**	**07004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Henry F. Owsley _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Gordian Group, LLC _____
of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

JUDY W. YU
Notary Public, State of New York
No. 01YU4956429
Qualified in Queens County
Commission Expires September 25, 20 21

_____
Notary Public

_____
Signature

CEO
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Gordian Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordian Group, LLC (the "Company") as of December 31, 2018, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2019

Gordian Group, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$ 2,699,726
Restricted cash	197,856
Accounts receivable	2,027,491
Prepaid expenses	77,207
Securities owned at fair value	16,989
Fixed assets, net of accumulated depreciation and amortization of $966,136	8,190
Total assets	**$ 5,027,459**

Liabilities and Member's Equity

Liabilities

Accrued compensation	$ 1,942,247
Accrued professional fees	667,804
Deferred rent	55,755
Income taxes payable	284,305
Other accrued expenses and liabilities	55,844.3
Total	3,005,955
Subordinated loan	250,000
Member's equity	1,771,504
Total liabilities and member's equity	**$ 5,027,459**

See notes to statement of financial condition.

Gordian Group, LLC
Notes to Statement of Financial Condition
December 31, 2018

1. **Organization**

    Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Acquisition Corp. (the "Parent"), a Delaware corporation. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company as an investment bank is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Revenue Recognition
    Advisory fees are recognized as services are provided. Deferred revenue is made up of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction. Based on its business activities, the Company has no contract liability balances either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

    Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. During the year ended December 31, 2018, eight clients accounted for 89% of total advisory fee revenue; the largest of which was 21%. No other clients exceeded 2% of total advisory fee revenue. Accounts receivable at December 31, 2018 consists of amounts due from six clients, the largest of which represented 93% of the total, was collected in January 2019. See Note 7 for further discussion concerning this receivable.

    Cash Equivalents
    The Company considers certain short-term, highly liquid investments such as U.S. Treasury Bills maturing within ninety days to be cash equivalents.

Allowance for Doubtful Accounts

Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Nonmarketable Securities

From time to time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions. Changes in fair value of these investments are included in the statement of operations.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income Taxes

While the Company is a disregarded entity for income tax purposes, its results of operations are included in the Parent's corporate income tax returns and its statement of operations reflects the effect of such inclusion while also recognizing any reductions in its income tax provisions as the result the Parent's activities.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. **Cash and Cash Equivalents**

   At December 31, 2018, cash and cash equivalents consisted of $2,699,726 in checking and interest-bearing accounts at four major banks. The Company's cash and restricted cash balances at each bank are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in balances in excess of FDIC insured limits at one of the banks of approximately $2,347,000.

4. **Fair Value Measurements**

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

   Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

   a. Quoted prices for similar assets or liabilities in active markets
   b. Quoted prices for identical or similar assets or liabilities in markets that are not active
   c. Inputs other than quoted prices that are observable for the asset or liability
   d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

   Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based

on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information, without undue cost and effort, indicates that market participants would use different assumptions.

The changes in Level 3 assets measured at fair value for the year ended December 31, 2018 are as follows:

	Common Stock	Warrants
Balance at beginning of year	$ 2,000	$ 17,561
Realized gains		57,466
Change in unrealized gains	(2,861)	17,850
Purchases	15,000	7,500
Sales		(97,527)
Balance at December 31, 2018	$ 14,139	$ 2,850

5. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2018:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 269,886	$ 269,886	$ -
Equipment	465,646	457,456	8,190
Furniture	238,794	238,794	-
Total	$ 974,326	$ 966,136	$ 8,190

6. Commitments and Contingencies

The Company maintains its offices in space leased under an operating lease agreement which expires in December 2020. Minimum future rental payments required as of December 31, 2018, are $598,990 for each of the years 2019 and 2020.

Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense on a straight-line basis over scheduled lease payments.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio

of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

On December 31, 2018, the Company entered into an agreement with a former client concerning the collection of an advisory fee that had been disputed in the amount of $1,880,953. Under the agreement, the Company was to receive payment in January 2019 which it received in full in two installments on January 4 and January 9, 2019. As the collection of this receivable seemed probable but not certain, the Company identified $1,200,000 of discretionary nonguaranteed bonuses to senior management which would be paid from the proceeds from the collection of this receivable and only from such proceeds. These bonuses net of their income tax benefit of $295,560 have been added to net capital as of December 31, 2018.

At December 31, 2018, the Company had net capital, as defined, of $598,210, which exceeded the required minimum net capital of $120,397 by $477,813. Aggregate indebtedness at December 31, 2018 totaled $1,805,955. The percentage of aggregate indebtedness to net capital was 301.89%.

8. **Subordinated Loan**

On December 21, 2018, the Company borrowed $250,000 due March 21, 2020 at 10% per annum under a subordinated loan agreement. The loan proceeds are available to the Company in computing its net capital under the Rule and, accordingly, may not be repaid if the proceeds are required for continued compliance with the Rule.

9. **Retirement Plan**

The Company sponsors a defined contribution profit sharing plan covering all of the Company's eligible employees as defined in the plan. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2018.

10. **Income Taxes**

The Company's Parent is no longer subject to U.S. federal and state income tax examinations for years before 2015.

11. **Related Party Transactions**

During 2018, the Company sold $100,000 of its accounts receivable to each of its Chief Executive Officer and its President on a nonrecourse basis. The Company acted as collection agent on behalf of its officers at a cost of approximately $55/day which aggregated $603.

Gordian Group, LLC
Notes to Statement of Financial Condition
December 31, 2018

12. Subsequent Events

Subsequent events were evaluated through February 27, 2019 which is the date the financial statements were available to be issued.